Exhibit 12.1

	Nine Months Ended December 31,
		Fiscal Year Ended March 31,
	2012	2012	2011	2010	2009
Earnings (1):
Earnings before income taxes	73,340	21,912	16,762	39,297	62,183
Add: Fixed charges	11,092	17,769	18,291	19,060	24,714
Add: Amortization of capitalized interest and FIN 48 Interest	690	(367)	(932)	3,277	5,358
Add: Cash distributions from equity method investments	21,250	23,250	24,500	29,750	33,000
Subtract: Income from equity method investments	(24,070)	(28,528)	(24,233)	(24,157)	(32,426)

Total Earnings	82,302	34,036	34,388	67,227	92,829

Fixed Charges (2):
Interest expense	10,913	17,530	17,995	18,760	24,433
Interest component of rent expense	179	239	296	300	281

Total Fixed Charges	11,092	17,769	18,291	19,060	24,714

Ratio of Earnings to Fixed Charges	7.4x	1.9x	1.9x	3.5x	3.8x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.

(2)	Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.